FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 21 June 2002

By [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

21 June 2002

Corus Group plc

The following Directors of the Company purchased Corus Group plc shares at 84.75 pence per share on 20 June 2002 under the Corus Group Employee Share Ownership Plan.

	No of Shares Purchased
A P Pedder	148
D M Lloyd	148

Following this notification, the directors shareholdings are:

	No of Shares
A P Pedder	99,689
D M Lloyd	2,247

END